Attention Business Editors:

Arizona Star Appoints National Bank Financial as Financial Advisor

TORONTO, Jan. 14 /CNW/ - The Special Committee of the Board of Arizona Star Resource Corp. (TSX-V:AZS) announced today that it has engaged National Bank Financial inc. as its financial advisor in connection with Bema Gold Corporation's proposed take-over bid for Arizona Star and, if appropriate, to assist the Special Committee in reviewing strategic alternatives to maximize shareholder value.

The Company also advises that Paul Kostuik has resigned as a Director of Arizona Star effective immediately. The Board wishes to thank Mr. Kostuik for his valuable contribution to the Company during the past four years that he served as a Director.

Arizona Star holds a 25% interest in the Cerro Casale gold-copper project located in Chile. Placer Dome holds a 51% interest in the project and is the operator. Bema Gold holds the remaining 24%.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release.

Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

/For further information: Rudi P. Fronk, Chairman of the Special Committee of the Board, Tel: (416) 367-9292 or Paul Parisotto, President and CEO, Tel: (416) 369-9333/